FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September23, 2003

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

P.O. Box 10147, #1460 -701 West Georgia Street

Vancouver, B.C. Canada V7Y 1C6

COMMISSION FILE NUMBER: 029718

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1

Press Release dated September23, 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

(Registrant)

By:”Bedo H. Kalpakian”

(Signature)

Chairman & Director

Date: September 23, 2003

BC FORM 53-901F

(Previously Form 27)

SECURITIES ACT (BRITISH COLUMBIA)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1.  Reporting Issuer:

Las Vegas From Home.com Entertainment Inc. (the "Company")

P.O. Box 10147

#1460-701 West Georgia Street

Vancouver, BC  V7Y 1C6

2.  Date of Material Change:

September23, 2003

3.  News Release:

  News release was disseminated via Vancouver Stockwatch and Market News Publishing.

4.

Summary of Material Change:

Las Vegas From Home.com Entertainment Inc. (the “Company” or “Las Vegas”) wishes to announce a non-brokered Private Placement Financing for 3,000,000 common shares in the capital of the Company at Canadian $0.15 per common share, for total proceeds of Canadian $450,000.  The Company will expend the proceeds from this non-brokered Private Placement Financing towards software development and any unspent amount shall be used as general working capital.  This transaction is subject to the approval of the TSX Venture Exchange.

Las Vegas President and C.E.O., Mr. Jacob Kalpakian states; “Going forward, the Company’s main focus will now be to license its software to various third parties and, in this respect, negotiations have already commenced.  The Company will also be rolling out very shortly new software products that will further emphasize the Company’s innovative multi-player platform.”  Mr. Kalpakian adds; “These new games have added a great deal of interest from prospective licensees as these new products, while recognized in the gaming community, will be the first available games of their type offered for play on the internet.”

5.  Full Description of Material Change:

See attached Schedule “A”

6.  Senior Officer:

Bedo H. Kalpakian, the Chairman of the Company, is knowledgeable about the material change and this report, and may be contacted at (604) 681-0204 for further information.

7.  Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 23rd day of September, 2003.

LAS VEGAS FROM HOME.COM

ENTERTAINMENT INC.

"Bedo H. Kalpakian"

_______________________

Chairman

c.c.:

TSX Venture Exchange

Attention:  Listings

Alberta Securities Commission

Attention:  Continuous Disclosure

          Anfield Sujir Kennedy & Durno

          Attention:  Michael Kennedy

U.S. Securities & Exchange Commission

Exhibit 1.

SCHEDULE “A”

NEWS RELEASE

September 23, 2003

Symbols:  LVH.TSX Venture Exchange

     LVFHF.OTC Bulletin Board

     LVH.Berlin Stock Exchange

Las Vegas From Home.com Entertainment Inc. (the “Company” or “Las Vegas”) wishes to announce a non-brokered Private Placement Financing for 3,000,000 common shares in the capital of the Company at Canadian $0.15 per common share, for total proceeds of Canadian $450,000.  The Company will expend the proceeds from this non-brokered Private Placement Financing towards software development and any unspent amount shall be used as general working capital.  This transaction is subject to the approval of the TSX Venture Exchange.

Las Vegas President and C.E.O., Mr. Jacob Kalpakian states; “Going forward, the Company’s main focus will now be to license its software to various third parties and, in this respect, negotiations have already commenced.  The Company will also be rolling out very shortly new software products that will further emphasize the Company’s innovative multi-player platform.”  Mr. Kalpakian adds; “These new games have added a great deal of interest from prospective licensees as these new products, while recognized in the gaming community, will be the first available games of their type offered for play on the internet.”

ABOUT THE COMPANY:

Las Vegas is a publicly traded company and through its wholly owned Antiguan subsidiary, Action Poker Gaming Inc. (“Action Poker”) provides innovative Internet Software designed for the online gaming industry.  Action Poker is fully licensed by the Kahnawakee Mohawk Reserve near Montreal, Canada and has several licensees including Montana Overseas, the master licensing agent for Real Time Gaming.com, Atlantis World Poker.com, Viet-Casino.com, Private 1 Casino.com and Platinum Gaming Club.com in addition to its main operating website, www.tigergaming.com  Las Vegas specializes in creating multi-player interactive poker games featuring traditional games such as Texas Hold’em and Asian themed games such as Chinese Poker and Big 2.  The Company also became the first in the industry to recently introduce an online version of the popular California card room game Panguingue or Pan.

Statements in this news release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that all forward-looking statements involve risks and uncertainties, including without limitation risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition, risks associated with changing customer preferences and other risks detailed in the Company’s filings with securities regulatory authorities.  These risks may cause results to differ materially from those projected in the forward-looking statements.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT (604) 681-0204, OR info@lvfh.com OR VISIT OUR WEBSITE AT www.lvfh.com

On behalf of the Board of

Las Vegas From Home.com Entertainment Inc.

“Jake Kalpakian”

_____________________________

Jake Kalpakian,

President

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

P.O.BOX 10147, #1460 – 701 West Georgia Street

Vancouver, B.C.  V7Y 1C3

Tel: (6040 681-0204  Fax: (604) 681-9428

Website: www.lvfh.com   email: info@lvfh.com